Exhibit 3.1.3

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

TUESDAY MORNING CORPORAT1ON

Pursuant to the provisions of Section 242 of the General Corporate Law of the State of Delaware, Tuesday Morning Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

FIRST: That the Board of Directors of the Corporation has adopted a resolution setting forth and declaring advisable that Article Four of the Certificate of Incorporation of the Corporation be deleted and a new Article Four be inserted which shall read in its entirety as follows:

“ARTICLE FOUR. The total number of shares of capital stock that the Corporation shall have the authority to issue is 100,000,000 shares of common stock, $.01 par value (the “Common Stock”), and 10,000,000 shares of preferred stock, $.01 par value (the “Preferred Stock”). Shares of Preferred Stock may be issued from time to time in one or more series, each such series to have such distinctive designation or title as may be fixed by the Board of Directors prior to the issuance of any shares thereof. Each such series shall have such designations, preferences, limitations and relative rights, including voting rights, as shall be stated in the resolution or resolutions providing for the issuance of such series of Preferred Stock, as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof (the “Preferred Designation”), in accordance with the laws of the State of Delaware. The Board of Directors, in such resolution or resolutions, may increase or decrease the number of shares within each such series; provided, however, the Board of Directors may not decrease the number of shares within a series to less than the number of shares within such series that are then issued.”

SECOND: That the Board of Directors of the Corporation has adopted a resolution setting forth and declaring advisable that a new Article be added to the Certificate of Incorporation entitled Article Eleven to read in its entirety as follows:

“ARTICLE ELEVEN. In accordance with Section 203 of the General Corporation Law of the State of Delaware, the Corporation expressly elects not to be governed by Section 203 of the General Corporation Law of the State of Delaware.”

THIRD: That thereafter, pursuant to resolution of the Board of Directors, stockholders owning at least a majority of the outstanding shares of common stock executed a written consent to approve the Certificate of Amendment pursuant to Section 228 of the General Corporation Law of the State of Delaware. No other class of stockholders was entitled to vote on the Certificate of Amendment.

FOURTH: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FIFTH: That this Certificate of Amendment shall be effective upon the filing hereof.

IN WITNESS WHEREOF, the Corporation has caused this Amendment to its Certificate of Incorporation to be executed this 7th day of May, 1999.

TUESDAY MORNING CORPORATION

By:	/s/ Jerry M. Smith
Jerry M. Smith
President

ATTEST:

/s/ Mark E. Jarvis
Mark E. Jarvis, Secretary

144248.1A